December 3, 2007

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	GenTek Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 20, 2007
File #1-14789

Dear Mr. Cash:

     In connection with your review of the above referenced registration statement and Form 10-K, this letter sets forth, GenTek Inc.’s (the “Company” or “GenTek”), responses to the Staff’s comments set forth in its letter of October 31, 2007. For your convenience, each of the comments is set out immediately preceding the corresponding response.

Form 10-K for the fiscal year ended December 31, 2006

Liquidity and Capital Resources, page 30

1.	Several of your risk factors discuss the possibility that you will not be able to meet financial covenants or other tests under your debt instruments which would result in default or in a requirement to use certain sources of cash to prepay indebtedness. In future filings, please disclose the actual financial tests, covenants and ratios that you are required to maintain so that investors will be better able to assess the magnitude of these risks.

Response: In future filings, the disclosure will be revised as requested to include the actual financial tests that must be met for the material financial covenants included in the Company’s credit facilities. Specifically, the Company will include the following disclosure in the risk factor related to debt covenants: “The material financial covenants with which the Company must comply include a maximum leverage ratio of 3.50, a minimum interest coverage ratio of 3.00, and a maximum amount of capital expenditures of $42 million in 2008 and $33 million 2009. The maximum amount of capital expenditures will be increased if the prior year’s maximum amount was not reached by the amount of the shortfall up to a maximum increase of

Mr. John Cash
December 3, 2007

$15 million.” Additionally, the risk factor relating to requirements to prepay indebtedness will be modified to remove references to “certain tests”, as these tests relate to the excess cash flow prepayments requirements, which will no longer be applicable in 2008 and beyond.

Critical Accounting Policies and Estimates, page 34
Impairment of Goodwill and Other Intangible Assets, page 35

2.	With a view towards future disclosure; please clarify for us how you perform your goodwill impairment testing. In particular, please describe the two-step aspect to recognizing goodwill impairment and how the implied fair value of goodwill is derived in the second step. Reference paragraphs 19-21 of SFAS 142.

Response: The Company performs its goodwill impairment testing utilizing a two-step process. In the first step, the fair value of the reporting units is compared with their carrying amounts, including goodwill. Estimates of fair value are based on a number of factors, including independent appraisals and current operating forecasts. If required, the second step of the goodwill impairment test compares the implied fair vale of the goodwill with its carrying amount. The implied fair value of the goodwill is determined by allocating the fair value determined in the first step to all of the assets and liabilities included in the reporting unit as if the unit had been acquired in a business combination, then comparing the fair value of the unit to the amounts assigned to the assets and liabilities, with any excess becoming the implied fair value of goodwill. The foregoing language will be included in our disclosures in future filings.

      During 2006, when the required annual test was performed, the fair values of all of the reporting units exceeded their carrying amounts, and therefore no goodwill impairments were indicated, and the second step of the impairment test was not necessary, in accordance with paragraph 19 of SFAS 142.

      During 2006, two goodwill impairment charges were recorded in conjunction with the sale of two separate asset groups. In each instance, the charge resulted from an asset group being classified as “held for sale” in accordance with the provisions of paragraph 30 of SFAS 144. In both cases, the goodwill relating to the disposal group was tested for impairment before the remaining assets in the disposal group were tested for impairment, in accordance with the provisions of paragraph 36 of SFAS 144. Additionally, in both cases the disposal group represented only a portion of a goodwill reporting unit. Accordingly, goodwill was allocated to the disposal group based on the relative fair values of the disposal group and the portion of the reporting unit that was retained, in accordance with the provisions of paragraph 39 of SFAS 142. The goodwill remaining in the portion of the reporting unit to be retained was then tested for impairment. The fair values of the remaining reporting units exceeded their carrying amounts, including the remaining goodwill, and therefore no goodwill impairments were indicated and the second step of the impairment test was not necessary, in accordance with paragraph 19 of SFAS 142.

      When the goodwill allocated to the disposal groups were tested for impairment, the proposed sale price less costs to sell was utilized as the indicator of fair value of the disposal groups. In both cases, the fair values were less that the carrying amounts of the disposal groups,

Mr. John Cash
December 3, 2007

including allocated goodwill, requiring the second step of the goodwill impairment test to be performed.

      To perform the second step of the test, the implied fair value of goodwill associated with the disposal group was determined by allocating the fair value of the disposal group, as indicated by the proposed sale price less costs to sell, to the assets and liabilities included in the disposal group. The implied fair value of goodwill was then determined as the difference between the fair value of the disposal group and the amounts assigned to the assets and liabilities in the group. Impairment charges were then recorded for the difference between the carrying amount of goodwill and the implied value. Subsequent to completing this test and recording the impairment charges, the remaining assets in the group were tested for impairment in accordance with the provisions of paragraph 34 of SFAS 144.

3.	With a view towards future disclosure, please clarify for us if you perform your impairment testing for indefinite lived intangible assets separate from your goodwill impairment testing. Reference paragraph 17 of SFAS 142.

Response: The Company performs impairment testing for indefinite lived intangible assets annually and whenever events or changes in circumstances indicate that an indefinite lived intangible asset might be impaired separate from goodwill impairment testing and we will disclose such fact in future filings.

Note 9- Additional Financial Information, page 60

4.	Please provide us, and include in future filings, a rollforward of your product liability warranty as required by paragraph 14b of FIN 45.

Response: Activity in the aggregate product warranty liability is summarized as follows (amounts in thousands):

	2006	2005
Balance at beginning of period	$220	$213
Accruals	147	263
Payments	(202)	(256)
Balance at end of period	$165	$220

      A rollforward of the Company’s product warranty liability was not included in the Company’s Form 10-K filing for the year ended December 31, 2006 because the amounts are immaterial. The Company respectfully submits that disclosure in future filings of this rollforward should not be required, unless the amounts involved become material. The Company will continue to monitor the activity in the warranty liability and will disclose the rollforward information if the amounts involved become material.

Note 11- Warrants, page 62

5.	Please tell us, and clarify in future filings, how you have accounted for the adjustments to the terms of your warrants.

Mr. John Cash
December 3, 2007

Response: In accordance with the provisions of the Tranche B and Tranche C warrant instruments, the terms of the warrants were adjusted in conjunction with the payment of the special dividends of $7.00 per share in December, 2004 and $31.00 per share in March, 2005 such that the aggregate intrinsic value of the warrants immediately after the dividends was not greater than the aggregate intrinsic value of the warrants immediately before the dividends and so that the ratio of the exercise price per share to the market value per share was not reduced. Accordingly, there was no accounting effect resulting from the adjustments to the terms of the warrants. This accounting treatment was derived from authoritative literature on equity restructurings, in this case large, non-recurring dividends, included in FASB Interpretation No. 44, paragraph 53.

      In future filings, the discussion of the adjustments to the terms of the warrants will no longer be relevant as they occurred prior to the balance sheet dates that will be included. Accordingly, this disclosure will be removed.

Note 14. Geographic and Industry Segment Information, page 65

6.	Given your recent acquisitions and divestures, please tell us how you currently define your operating segments. In addition, please provide us with a comprehensive discussion of how you have considered the criteria outlined in paragraph 17 of SFAS 131 in determining that these operating segments could be aggregated into your two reporting segments.

Response: With regard to how the Company’s operating segments have been defined in light of the recent divestitures and acquisitions, the information below provides a summary of those transactions and an evaluation of the impact on the segment disclosure. The summary of transactions is as follows:

Acquisitions

  Precision Engine Products Corp. – this business manufactures hydraulic lash adjusters and die cast aluminum rocker arm assemblies utilized in valve train systems for both OEM and after market applications to the global automotive and light truck markets. Prior to this acquisition, the Company manufactured various precision-engineered components for valve-train systems. With this acquisition the Company now has the ability to add lash adjusters to the overall assembly and sell the assembly as a component. The manufacturing process is consistent with what the Company has performed previously and the customers served are consistent. This acquisition was a complement to existing products and the entity has been integrated into previously existing operations within the Company’s Manufacturing segment.

  Repauno Products, LLC – manufacturing facility producing sodium nitrite, which is used in a wide range of industries including metal finishing, heat transfer salts, rubber processing, meat curing, odor control and inks and dyes. Subsequent to the acquisition, the acquired facility was closed and the business transferred into the Company’s existing sodium nitrite manufacturing facility with the Performance Chemicals segment

  GAC MidAmerica, Inc. – manufacturing facilities which produce aluminum sulfate. This acquisition added additional customers and manufacturing capacity to the Company’s existing aluminum sulfate manufacturing network and has been integrated into its previously existing operations within the Performance Chemicals segment.

Mr. John Cash
December 3, 2007

  Chalum, Inc. – manufacturing facility which produces aluminum sulfate. This acquisition added additional customers and manufacturing capacity to the Company’s existing aluminum sulfate manufacturing network and has been integrated into its previously existing operations within the Performance Chemicals segment.

Divestitures – The Company’s divestitures have been specific facilities/products within its reporting segments and have not impacted the segment evaluation.

      In assessing its evaluation of the definition of its operating and reporting segments, the Company considered the guidance contained in paragraph 10 of SFAS 131, Disclosures About Segments of an Enterprise and Related Information, in order to identify its operating segments. An operating segment is a component of the enterprise:

  That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

  Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

  For which discrete financial information is available.

      Based upon the criteria above, since 2005 the Company had previously concluded it had two operating segments, Performance Chemicals and Manufacturing, which were also its reporting segments. While there are different products and markets within each of these two segments for which certain financial information is available, the segmentation has been based upon the Company’s existing internal structure, with a segment manager for each of Performance Chemicals and Manufacturing who is responsible for managing each of the respective businesses.

      The chief executive officer of GenTek is the chief operating decision maker (CODM) for the organization and the Company reviewed the information provided to him and the board of directors that is utilized to allocate resources and make strategic decisions regarding the company. The information provided to the CODM only presents the Performance Chemicals segment at the summary level and does not include detail at any level below the entire chemicals business and therefore, the criteria in paragraph 10b of SFAS 131 has not been met for any of the products/markets within the Performance Chemicals segment. The Company’s MD&A includes a discussion of products and markets when explaining revenue fluctuations, which has been done in order to provide a more robust disclosure in accordance with Regulation S-K guidance and provide the reader with additional insight. It should be noted however, that the Company does not provide to the CODM or the board of directors any measures of profitability at the product/market level on a regular basis.

      With regards to the Manufacturing segment, the Company has reevaluated its assessment and has determined that, based upon the manner that operating results is currently provided to the CODM, there are two additional operating segments (the Company’s industrial wire and fluid

Mr. John Cash
December 3, 2007

handling equipment product lines) within Manufacturing, and such segments did not appropriately meet the aggregation criteria in paragraph 17 of SFAS 131. Therefore these two operating segments should not be aggregated with the Manufacturing segment. The Company has applied the quantitative threshold guidance in paragraph 18 of SFAS 131 and determined that neither of these two operating segments exceed the quantitative threshold as of September 30, 2007 and are not required to be disclosed as separate reportable segments. Further, the Company has concluded that these two operating segments should be included in an “all other” segment category and therefore have included them as such in the Company’s September 30, 2007 Form 10-Q filing. The Company anticipates that it will continue to present segment data in this manner in future filings, but will continue to monitor the significance of these segments in accordance with the guidelines in SFAS 131.

Definitive Proxy Statement on Schedule 14A, filed April 24, 2007 Transactions with Related Persons, page 13

7.	We note your statement that you did not engage in a transaction in an amount exceeding $120,000 “and in which any related person had or will have a direct or indirect material interest, which would be required to be disclosed herein pursuant to Item 401(b) of regulation S-K.” Please confirm that you did not engage in such a transaction with any related person, as that term is defined in Instruction 1 to Item 404(a), as Item 401(b) relates only to identification of executive officers.

Response: The Company confirms that it did not engage in such a transaction with any related person as that term is defined in Instruction 1 to Item 404(a).

Compensation Discussion and Analysis, page 15
Compensation Benchmarking and the Broad-Based Comparator Group, page 16

8.	We note that you aim to provide compensation that approximates the median cash compensation of executives in the Comparator Group, but that you are actually providing above – median cash and equity compensation and believe the base and incentive compensation appropriately provides market compensation. If the cash and equity compensation are materially higher than the median amounts that you aim to pay, please disclose this is future filings and explain why such amounts are appropriate if your goal is to approximate the median amounts.

Response: In future filings, the disclosure will be revised as requested if the cash and equity compensation are materially higher than the median amounts the company aims to pay.

Compensation Benchmarking and the Broad-Based Comparator Group, page 16

9.	Please note the requirements of Item 404(b) (xiv) and confirm that in future filings, you will identify the companies in the Comparator Group whose data you have used for comparison.

Response: The Company will provide this detail in future filings when applicable.

Mr. John Cash
December 3, 2007

10.	It appears that performance targets relating to EBITDA and free cash flow have a material role in determining the amount of cash bonus payable to named executive officers. Please tell us why you have not disclosed the targets that relate to these measures, as well as the nature and if applicable, threshold amounts, of the measurable personal objectives that must be met for each named executive officer to be eligible to receive the bonuses. We may have additional comments upon review of your response.

Response: The Company respectfully submits that the specific company performance goals and targets and individual personal objectives to be used as factors in determining performance bonuses represent highly confidential information, the disclosure of which could cause competitive harm to the Company. The goals include achievement of EBITDA and free cash flow targets and individual personal objectives which, if publicly disclosed, could provide competitors with invaluable insight into the Company’s short-term tactics and overall strategy that would substantially harm our competitiveness, would have significant detrimental effects on our negotiations with our vendors and suppliers, would present the opportunity for competitors to lure away key employees, and would provide little value to investors.

      The Company transacts business in increasingly competitive markets. There are a number of factors on which the Company competes, but the pricing structure and overall cost of our products is sometimes a key competitive factor in a customer’s decision to use our products. As a public company, our competitors have access to proprietary information about our business, while we may not have access to similar information about them as many of the Company’s competitors are not reporting companies under Section 13 or 15(d) of the Securities Exchange Act of 1934. The Company’s competitors have access to all of our quarterly and annual financial statements, which provides them with significant information about the Company’s revenues and costs of doing business, as well as access to information regarding potential business trends for, and significant events within, the Company. Providing the Company’s internal EBITDA and free cash flow targets, in addition to all of the information already available, could allow the Company’s competitors to ascertain its profitability goals and growth strategy and provide them with competitively useful insights into the pricing structure that the Company is utilizing or is likely to utilize. As such, in situations where the Company must provide pricing proposals to potential customers, the Company’s competitors may utilize these targets and goals to underbid the Company in a competitive bidding environment when they know or suspect that the customer is also considering our products. In addition to using this information in a competitive bidding environment, the Company’s competitors may be able to use the disclosed information to structure pricing that is lower than the Company’s in an attempt to lure away or capture certain segments of the Company’s business from existing customers.

      Additionally, disclosing this information could also have detrimental effects on the Company’s negotiations with its vendors and suppliers by allowing them to assess the Company’s profitability goals when pricing their products and services. The Company deals with various vendors and suppliers in each of its businesses. Accordingly, the fees charged by the Company’s vendors and suppliers have significant effects on the Company’s total costs and expenses, and any diminution of the Company’s position in negotiating such fees and costs could have negative effects on the Company’s profitability. Disclosing the Company’s internal EBITDA and free cash flow targets could enable the Company’s vendors and suppliers to assess

Mr. John Cash
December 3, 2007

the Company’s profitability goals and potential profit margins and to use such information to negotiate higher fees for their products and services. Similarly, such disclosure could inhibit the Company’s ability to negotiate price concessions from its vendors. The negative effects due to any diminution of the Company’s negotiating position would be even more significant where the Company’s vendor arrangements are not long-term.

      Further, providing competitors our financial targets and individual personal objectives used for determining performance bonuses could provide our competitors with very useful information if they attempt to lure talent from the Company, as they will be able to monitor, by way of the Company’s quarterly financial and current reports, the Company’s and the executive’s progress toward, and likelihood of meeting, these targets. As a result, in years when the Company and/or the executive is likely to be successful in meeting the targets and objectives, these companies may offer to “buy out” an executive’s likely bonuses, whereas in a year when the Company and/or the executive does not appear to be on target to meet the financial targets or personal objectives, one of these companies may point to this fact as a reason for leaving the Company and accepting a position with another company. Similarly, when we are competing with these companies for new talent, they can tailor their offerings accordingly.

      Lastly, while the target levels and personal objectives would be of significant interest to the Company’s competitors, the Company does not believe that they would be material to any person making an investment decision with respect to the Company’s securities because such information is irrelevant to an understanding of the substance of the compensation of these executives. What is important to investors is a general understanding of the business and future growth potential of the Company. These targets and personal objectives are not material to persons making investment decisions with respect to the Company’s securities as comprehensive disclosure of the elements of compensation to our executive officers, including qualitative disclosure about the targets themselves and information on the Company’s approach to awarding performance-based compensation, is already discussed in the “Compensation Discussion and Analysis” section of the Company’s proxy statement or annual report on Form 10-K, as applicable. Additionally, these targets and personal objectives do not provide an investor insight with respect to the future growth potential as these targets and personal objectives are merely targets and goals used for compensation purposes. In addition, copies of the employment agreements of the named executive officers are included as exhibits to the Company’s annual report on Form 10-K, providing investors with all material information necessary to make an informed investment decision with respect to the Company’s securities.

      The Company has maintained the confidentiality of these targets and individual personal objectives. To the Company’s knowledge, these targets and personal objectives are known only to the Company, officers and certain employees themselves, as well as each of their respective legal, accounting and other advisors. In each case, these disclosures were made subject to legal or contractual nondisclosure obligations requiring the recipient of the information to maintain the confidentiality of any information received. These targets and personal objectives are not publicly available, nor is it possible to determine such information from public sources. Therefore, it is highly unlikely that these targets will become known generally to the public or to a competitor of the Company unless they are required to be disclosed pursuant to the comments of the Commission.

Mr. John Cash
December 3, 2007

* * * *

      In connection with the above responses, the Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact me at (973) 884-6952 with any questions regarding the responses set forth in this letter.

Very truly yours,

/s/ James Imbriaco

James Imbriaco,

Vice President General Counsel

Attachments

cc:	Tricia Armelin Matt Franker Pamela Long Thomas B. Testa, Chief Financial Officer, GenTek Inc William O’Neill, Latham & Watkins, LLP